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Overview   Disclosures   Comments **13**   Updates **4**

◀   ▶

Bravery Chef Hall
Houston, TX

- **First-of-its-kind "chef hall"** – a next generation food hall with a chef-driven focus
- **Five chef-driven concepts plus three bars**, all under one roof
- Created by the founders of **Conservatory Underground Beer Garden & Food Hall** and **Pax Americana**
- **Bravery is the anchor tenant** in the new Aris Market Square luxury high-rise, directly across from Market Square Park
- This investment is **secured by a blanket lien on all assets** of the business   **?**



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Recent Updates

February 15th - Check out our chef featurette video on Ben McPherson, Founder of Krisp Bird & Batter. He was inspired by trips with his father to Italy and is bringing the concept of BOH Pasta to the Bravery Chef Hall.

"In Naples, Italy is where I found my passion for food" states Ben. "BOH Pasta will use a simple technique with the best ingredients." We are so excited to have him on our team!

Check out the Updates tab to learn more.

Investment Details

1.70x
Investment Multiple **?**

$360,500 invested
Minimum **exceeded**

Maximum raise $1,000,000 **?**

$100
Minimum investment

275
Investors

50
Early Bird rewards remaining

63 days remaining

INVEST NOW

Company Description

As the next generation of the food hall, Bravery Chef Hall will be the first of its kind venue, providing chef-driven concepts with the structure and environment to experiment and develop a business through a leading-edge model.

Bravery's 9,000 square foot space will be a curated platform with five restaurant concepts under one roof, each with their own chef-owners and dining experiences. Like the food hall model, each curated concept will be separately owned and will sign a lease for space within the chef hall. The food will be complemented by Bravery's own extensive beverage operations which will include a wine bar, molecular cocktail bar, and a patio bar that will serve both an evening crowd and weekend brunch.

Bravery's recent announcement was met with a great deal of media coverage and excitement from Houston Chronicle (http://www.chron.com/entertainment/restaurants-bars/article/Bravery-Chef-Hall-announces-summer-2018-opening-12410939.php), Eater (https://houston.eater.com/2017/12/7/16747422/bravery-chef-hall-opening-aris-market-square-houston), Houston Business Journal (https://www.bizjournals.com/houston/news/2017/12/07/hines-reveals-more-details-on-downtown-apartment.html), CultureMap (http://houston.culturemap.com/news/restaurants-bars/12-07-17-bravery-chef-hall-aris-market-square-hines-ahn-mai-shepard-ross-gary-ly/#slide=0), Houstonia (https://www.houstoniamag.com/articles/2017/12/8/bravery-chef-hall-summer-2018) and Houston Press (http://www.houstonpress.com/restaurants/houstons-food-hall-operators-9948212).

The concept is being launched by the pioneers of Houston's burgeoning food hall movement (owners of Conservatory Underground Beer Garden & Food Hall, Prohibition Supper Club) in partnership with restaurateur Shepard Ross (Pax Americana) who will serve as General Manager and sommelier for the chef hall.

The restaurant industry is experiencing a reboot. Inspired by the team's decades of experience, Bravery is designed to flip the way chefs engage the community and roll out new concepts.

Fundamentally, the chef hall model will bring down the wall between chefs and their concepts. Each concept will be operated and owned by chefs, employing only cooks. The complete "back of house" creates the center of each space, and guests are brought into the immersive experience with counter seating. Chefs and cooks take meal orders directly from their guests, make the dishes, interact directly, and even pitch in with bussing.



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The biggest challenge that chefs have when stepping out on their own is the business-side of running a restaurant. Their focus on kitchen operations and the art of food itself is what makes them shine. Bravery allows chefs to focus on what matters to them while providing the infrastructure and other business considerations (permitting, build out, flexible lease terms, beverage service, marketing and traffic) that make it easy for the chefs to make the transition.

The concept also provides several other benefits:

- Chefs can guide guests through a culinary journey.
- Direct communication and feedback from clients. Allows for a more customized experience with faster iteration of dishes.
- Immersive experience for diners. Open kitchen on full display with chefs as the center of attraction.
- Incredible energy and guest interaction. Engaged kitchen staff who get to interact with customers the way a bartender would.
- Streamlined food service. Fine dining quality food with the speed of counter service.
- Better pay. Kitchen staff is able to receive tips directly from diners, which will attract and ensure a steady stream of the best culinary talent.



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Of the five concepts launching, three chefs have already been chosen.

Ben McPherson (Founder of Krisp Bird & Batter (https://www.krisphouston.com/))

Ben has nearly 20 years of experience in the restaurant business with a wide range of styles. Formerly the Culinary Director at Prohibition Supper Club and Conservatory, Ben launched a fast casual restaurant concept Krisp Bird & Batter in 2016. He also served as Executive Chef at Batanga Houston, a Latin American restaurant bringing a "modern twist to traditional tapas."

At Bravery, Ben will be unveiling a new pasta concept, BOH Pasta.

David Guerrero (Owner of Andes Café (http://www.andescafe.com/))

David opened Andes Café in EaDo in 2014, serving a variety of South American specialties. He had a successful run as the Executive Chef at Samba Grille prior, and his South American dishes became well-known within the community. After finding it to be a challenge to develop his passion within other restaurants, David stepped out on his own and launched Andes Cafe in 2014 in the East End.

David's Bravery showcase, Nuna, will be featuring coastal Latin and market seafoods.

Felix Florez (Owner of Black Hill Ranch (http://www.blackhillmeats.com/))

A former well-regarded sommelier, Felix developed a unique passion for ranching that took him down a path to becoming one of the most progressive leaders in sustainable ranching practices in the region. In 2011, Felix founded Black Hill Ranch. The ranch humanely raises heritage breed hogs, giving them space to roam and enjoy high-quality feed. Over the past few years, he has created a network of local farms and ranches operating under the same practices to add beef, goat and lamb to Black Hill Ranch's offerings. Renowned restaurants such as Emeril's, Café Boulud and Underbelly are among its clients in the region. Felix is also a partner at the popular local eatery and bar Ritual in the Heights, launched in early 2017.

With Bravery, Felix is introducing Cherry Block Craft Butcher & Kitchen. It will be a truly unique ranch-to-restaurant, wood-burning steakhouse.

The final spot is being curated with specific, complementary concepts in mind.

Bravery is set to open in summer 2018 as the anchor retail tenant at the new Aris Market Square (https://www.arismarketsquare.com/). The 32-story luxury high-rise is located directly across from Market Square Park in downtown Houston.



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Learn more: 🌐 (http://braverychefhall.com/) 📘 (https://www.facebook.com/Bravery-Chef-Hall-321971698224072/)

Key Terms

Issuer

Bravery Chef Hall, LP

Securities

Revenue Sharing Notes

Offering Amount

Minimum $200,000 to **maximum $1,000,000**

Investment Multiple **?**

1.70x

Payments **?**

Monthly

Revenue Sharing Percentage

If the final offering amount raised is less than or equal to $500,000, then 8.25% of monthly gross revenue will be shared.

If the final offering amount raised is greater than $500,000 and less than or equal to $750,000, then 12.5% of monthly gross revenue will be shared.

If the final offering amount raised is greater than $750,000 and less than or equal to $1,000,000, then 16.75% of monthly gross revenue will be shared.

Maturity **?**

54 Months

Security Interest **?**

Blanket lien on all assets of the business

Ownership % Represented by Securities

0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here (https://www.sec.gov/cgi-bin/browse-edgar?
action=getcompany&CIK=0001724091&owner=include&count=40) to view the Issuer's SEC Form C filing.

Use of Proceeds

The total buildout and launch of the business will require $1.85 million. The NextSeed raise will target up to $1 million while owner contributions, private investors, and tenant improvement allowances will supplement the remaining portion.

100% of the NextSeed proceeds will be used towards the buildout of Bravery. This includes construction as well as the purchase of equipment, furniture and supplies.



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Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100 ▼	1.7x	54 months	$170



Revenue Sharing Summary*

Once the Issuer commences operations, it will share a percentage of each month's gross revenue with the investors as a group until they are paid in full.

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

EXAMPLE:

Gross revenue in month X
$200,000

Scenario 1:

Let's assume that the total amount raised through this offering is $400,000 and the issuer is committed to sharing 8.25% of its gross revenue.

Revenue sharing percentage
8.25%

Total payment for month X
$16,500

If Investor A invested $2,000 of the $400,000 that was raised by the Issuer, Investor A is entitled to receive 0.5% of the $16,500 paid to investors for month X. Therefore, **Investor A is paid $82.50 for month X**.

Scenario 2:

Let's assume that the total amount raised through this offering is $1,000,000 and the issuer is committed to sharing 16.75% of its gross revenue.

Revenue sharing percentage
16.75%

Total payment for month X

$33,500

If Investor A invested $2,000 of the $1,000,000 that was raised by the Issuer, Investor A is entitled to receive 0.2% of the $33,500 paid to investors for month X. Therefore, **Investor A is paid $67 for month X**.

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. The exact length of time that it will take the Issuer to pay each investor in full cannot be known in advance since the Issuer's actual revenues may differ from its reasonable forecasts. If any balance remains outstanding on the maturity date, the Issuer is contractually required to promptly pay the entire outstanding balance due to each investor. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments. Read Less

Bonus Rewards

EARLY BIRD REWARD

First 200 investors who invest $1,000 or more will receive:

- $100 Gift Card

Invest $500 or more

- $25 Gift Card

Invest $1,000 or more

- $50 Gift Card

- Invitation for 2 to the Launch Party

Invest $2,500 or more

- $50 Gift Card
- Invitation for 2 to the Launch Party
- Cooking Class for 2

Invest $5,000 or more

- $50 Gift Card
- Invitation for 2 to the Launch Party
- Cooking Class for 2
- Private Wine Tasting for 2

Invest $10,000 or more

- Cooking Class for 2
- Private Wine Tasting for 2
- Personalized Wine Locker for 1 Year
- Invitation for 4 to the Launch Party

Invest $25,000 or more

- Cooking Class for 2
- Private Wine Tasting for 2
- Cocktail Party for 10
- Invitation for 6 to the Launch Party
- Personalized Wine Locker for 3 Years

Invest $50,000 or more

- Cooking Class for 2
- Private Wine Tasting for 2
- Invitation for 6 to the Launch Party
- Private Chef Party for 10
- Personalized Wine Locker for 3 Years



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Business Model

Bravery's 9,000-square foot interior space will be paired with a 2,000-square foot pocket patio plus an additional 1,000 square feet of wraparound patio space outside.

Each restaurant concept will sign a lease with Bravery. Rent from the five restaurants will comprise half of the anticipated revenue of the space. Partnership agreements with select concepts will also supplement certain lease arrangements.

The beverage programs, run by Bravery staff directly, will make up most of the remaining forecasted revenues. The outdoor patio space will host its own bar that will open up to Main Street and serve an evening crowd as well as weekend brunch. The molecular cocktail bar will be indoors, as will the wine bar. The wine bar will be the centerpiece of the beverage program, featuring top quality wines from all over the world that will be carefully paired with each of the kitchens.

Opportunities for private events, cooking classes, cook books and other creative releases will provide Bravery with a unique mix of supplementary revenue streams.

The restaurant concepts will operate 7 days a week, 11am to 10pm on weekdays and 11am to 11pm on weekends. Happy hours will be set from 3pm to 7pm, Monday through Friday. The space will have capacity for 300-400 guests.



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Conservatory Underground Beer Garden & Food Hall

The business model pulls from the experience that the team has developed from operating Conservatory Underground Beer Garden & Food Hall, Houston's first Food Hall. The Conservatory opened in 2016 in downtown and has been met with great reviews (4.5 stars on Yelp). Similarly, each vendor at the Conservatory has been curated for a synergistic offering. Combined with the beer garden (operated by Conservatory), the chosen vendors prosper through shared costs and combined marketing.

How Bravery will challenge the status quo

The biggest challenge that chefs have when stepping out on their own is the business-side of running a restaurant. Bravery provides the infrastructure and other business considerations (permitting, build out, flexible lease terms, shared costs for marketing and operations) that make it easy for the chefs to make the transition.

Fundamentally, the chef hall model will bring down the wall between chefs and their concepts. Each concept will be operated and owned by chefs, employing only cooks. The complete "back of house" creates the center of each space, and guests are brought into the immersive experience with counter seating. Chefs and cooks take meal orders directly from their guests, make the dishes, interact directly, and even pitch in with bussing.

Through the direct interaction, chefs can test new dishes regularly and receive direct feedback from their clients. The food itself becomes pure vision in motion with nothing lost in translation or execution between the front and back of house.

Further, customers no longer dine out for the food alone. They're brought back to their favorite restaurants because of the entire experience and the relationships they develop with a business. Open kitchen concepts have been a growing trend, creating an immersive dining experience with the food preparation. "Kitchen seating" has been a reserved feature for certain restaurants for decades, and counter seating has been in-demand at some of the most sought-after venues in Houston.

Finally, a movement in the industry is looking to tackle the discord within the restaurant tipping system. Maintaining a strong kitchen staff has been a growing dilemma because of wage gaps. While front of servers and bartenders are supplemented through tips, the cooks and chefs hardly ever see the upside of those opportunities. The chef hall model changes that, allowing kitchen staff to receive tips directly from customers.

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Location Analysis

Bravery will be located at 409 Travis St, Houston, TX 77002 in downtown Houston.


Saint Arnold Brewing Company
Tout Suite
BBVA Compass Stadium
EAST DOWNTOW
Houston Escape Room
Minute Maid Park
8th Wonder Brewery
University of Houston-Downtown
Conservatory Underground Beer...
DOWNTOWN
Discovery Green
St. Joseph Medical Center
Revention Music Center
The Hobby Center for the Performing Arts
Hyatt Regency Houston
Tellepsen Family Downtown YMCA
San Jacinto St
Fannin St
Webster St
St Joseph Pkwy
Memorial Dr

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The chef hall will be the anchor retail tenant at the new Aris Market Square, a new luxury residential high rise opening in downtown Houston with 274 luxury boutique-style residences. Nearby, Market Square Tower and other luxury projects currently under construction will also provide a built-in audience for the restaurant space.



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Aris Market Square

On the northwest corner of the building, Bravery Chef Hall will open up to the bustling Market Square Park. Additionally, multiple street level entrances on various sides of the building allow for easy access to Bravery both residents and retail patrons. Specifically, Bravery's outdoor patio and bar open directly onto Main Street, right in the middle of downtown's nightlife hub. Popular cocktail bars and nightclubs are heavily concentrated within a "superblock" on Main Street, immediately surrounding Bravery. The area is already a known destination for Houstonians.

The unique walkability and proximity to the Metro Light Rail makes this location ideal for residents and visitors alike. This area of bustling downtown Houston is not only near Houston's prime business district and nightlife, it's also near the Houston Ballet, Theatre District and Buffalo Bayou Park, which is 160 acres of sprawling hiking trails, boating and more. In addition, downtown is home to Minute Maid Park and other major sporting arenas.

The downtown Houston real estate market has been on a slow but steady uptick (https://www.realtor.com/local/Downtown-Houston_Houston_TX) even with the prior years' drop in oil price and downward shift in the energy market. The EIA reported (https://www.eia.gov/outlooks/steo/marketreview/crude.cfm) that crude oil prices traded at the highest levels in more than two years in November and early December 2017. The positive trends are strong indicators for the city and for downtown Houston.

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Leadership



Anh Mai, *Co-Founder & Partner*

Anh grew up in Dickinson, TX just outside of Houston. A graduate of the University of Houston with a degree in business, Anh co-founded Prohibition Supper Club in The Galleria in 2012. Along with his business partner Lian Nguyen, Anh Opened Terrible Enfants Theatre Co. in 2015, specializing in immersive and alternative theatre. The duo opened Conservatory Underground Beer Garden and Food Hall in 2016, the first food hall in Houston. Anh specializes in developing and launching unique concepts and creating the space and infrastructure for continued growth.



Lian Nguyen, *Co-founder & Partner*

Lian's passion for innovative theatre programming brought Prohibition Supper Club to life in 2012. Along with her business partner Anh, they built a strong following in the Galleria before migrating the concept into downtown Houston. After making additional investments in the downtown Prohibition Supper Club space, they launched Houston's first food hall with Conservatory Underground Beer Garden and Food Hall. Conservatory has curated an exciting and innovative group of food concepts since its launch in 2016.



Shepard Ross, *General Manager*

Shepard Ross started working in restaurants at a young age, supporting his writing/acting ambitions in New York And Los Angeles. An unexpected partnership in a New York supper club, and a 5-year stint working for Chef Michel Richard at his flagship Citrus Restaurant in Los Angeles, where he helmed events with Chefs Roger Vergé, Paul Bocuse and Julia Child, cemented his interest in wine, food and hospitality.

Educated at Kevin Zraly's Windows on the World Wine School and The Court of Master Sommeliers along with extensive travel and work in multiple wine regions over twenty years, he specializes in designing unique wine and beverage programs.

Moving to Houston, Shepard worked for Four Seasons Hotels, and ran operations for Zula, downtown.

As Founder/Owner of Glass Wall in 2006, Shepard collected accolades including best new restaurant, best restaurant design and best service. Following Glass Wall, he opened BRC in 2009, Brooklyn Athletic Club in 2013 and Pax Americana in 2014. His concept PAX-AM has garnered national acclaim as #5 out of GQ's Top 25 Restaurant openings in the U.S. and rave reviews from Robert Draper in The New York Times. They have been in Alison Cook's top 100 list at #12, #10, #6 and #3 since opening as well as Texas Monthly's #4 best restaurant in Texas and Houston Press' best new restaurant.

Shepard has consulted for other restaurant groups including Soma, Arthur Ave, Helen In The Heights, Kiran's, Maison Pucha and Tea & Victory. Shepard also continues to make wine, since his first vintage in 2009, from Napa under his Label MadCat Cellars, named for his two daughters Madeline and Catherine. Shepard participates in events benefitting local charities, including IronSomm for The Periwinkle Foundation, Rodeo Houston, March of Dimes and more.

Shepard also worked for Paramount Studios, Disney, CBS and Sony on various sitcoms, dramas and feature films, including stints on Star Trek Voyager and Star Trek: First Contact and Star Trek: Insurrection.

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History

★　　　**June 2016**

　　　Opened Conservatory Underground Beer Garden & Food Hall

★　TEAM　**September 2017**　　　info@nextseed.com
　　(https://www.nextseed.com/about/team/)　(MAILTO:info@nextseed.com)
　　　Signed lease for Bravery at Aris Market Square

　　BLOG (https://www.nextseed.com/blog/)　800-705-4220 (tel:8007054220)

★　　　**March 2018**
　　FAQ (https://www.nextseed.com/about/faq/)　TERMS OF USE
　　　Planned start of construction　(https://www.nextseed.com/agreements/terms-of-use/)

　　BROWSE
★　(https://www.nextseed.com/offerings/)　**Summer 2018**

　　　Anticipated opening of Bravery Chef Hall　PRIVACY POLICY
　　　　　　　　　　　　　　　　(https://www.nextseed.com/agreements/privacy-policy/)

1933 and the regulations promulgated by the SEC. NextSeed helps privately held small businesses issue debt securities such as term notes and revenue sharing notes to investors. Read More

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